UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Freshworks Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

358054104

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P. (“SC GGF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,482,653, of which 18,597,350 shares are Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,482,653, of which 18,597,350 shares are Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS MANAGEMENT, L.P. (“SC GGF III MGMT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), LTD. (“SC US TTGP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SCI INVESTMENTS V (“SCI INVESTMENTS V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,033,920, of which 12,033,920 are Class B shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,033,920, of which 12,033,920 are Class B shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,033,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SEQUOIA CAPITAL INDIA V LTD. (“SEQUOIA CAPITAL INDIA V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,033,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SC INDIA PRINCIPALS FUND V LTD. (“SC INDIA PRINCIPALS FUND V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,033,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SCI GROWTH INVESTMENTS III-1 (“SCI GROWTH III-1”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,596,772
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,596,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SEQUOIA CAPITAL INDIA GROWTH FUND III LTD. (“SEQUOIA CAPITAL INDIA GROWTH III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SC INDIA PRINCIPALS GROWTH FUND III LTD. (“SC INDIA PRINCIPALS GROWTH III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. DOUGLAS LEONE (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. ROELOF BOTHA (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) IN

Except as set forth in this Amendment No. 1 (this “Amendment”), the initial Schedule 13D that was filed on March 21, 2022 (the “Original 13D”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the number of shares of outstanding Class A Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class B Common Stock and the percentage of total outstanding Class B Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 161,102,744 shares of Class A Common Stock stated to be outstanding as of October 28, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022. The Reporting Persons may be deemed to beneficially own an aggregate of 5,482,075 shares of Class A Common Stock and 30,631,270 shares of Class B Common Stock which constitutes approximately 18.8% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 2,885,303 shares of Class A Common Stock and 18,597,350 shares of Class B Common Stock, which represents approximately 12.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III Management, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock, which represents approximately 12.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC GGF III Management may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock,, which represents approximately 12.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCI Investments V beneficially owns 12,033,920 shares of Class A Common Stock, of which 12,033,920 are shares of Class B Common Stock, which represents approximately 7.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital India V and SC India Principals Fund V, as the sole shareholders of SCI Investments V, may be deemed to beneficially own 12,033,920 shares of Class A Common Stock, of which 12,033,920 are shares of Class B Common Stock, which represents approximately 7.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCI Growth III-1 beneficially owns 2,596,772 shares of Class A Common Stock, which represents approximately 1.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital India Growth III and SC India Principals Growth III, as the sole shareholders of SCI Growth III-1, may be deemed to beneficially own 2,596,772 shares of Class A Common Stock, of which 2,596,772 are shares of Class B Common Stock, which represents approximately 1.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

DL and RB are the directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III. SC US TTGP is the general partner of SC GGF III Management, which is the general partner of SC GGF III. As such, DL and RB may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock, which represents approximately 12.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 14, 2022

Sequoia Capital Global Growth Fund III — Endurance Partners, LP

By:	SCGGF III –Endurance Partners Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital Growth Fund III—Endurance Partners Management, L.P.

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Director

SCI Investments V

By: Sequoia Capital India V Ltd. and SC India Principals Fund V Ltd., its sole shareholders

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

Sequoia Capital India V Ltd.

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

SC India Principals Fund V Ltd.

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

SCI Growth Investments III-1

By:	/s/ Arunagirinatha Runghien
Arunagirinatha Runghien, Authorized Signatory

Sequoia Capital India Growth Fund III Ltd.

/s/ Arunagirinatha Runghien
Arunagirinatha Runghien, Authorized Signatory

SC INDIA PRINCIPALS GROWTH FUND III LTD.

/s/ Arunagirinatha Runghien
Arunagirinatha Runghien, Authorized Signatory